Form 20-F
period 2002-12-31
DTA HOLDING AKTIENGESELLSCHAFT
filed 2003-07-15
CIK 1029508

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ---------
                                   FORM 20-F
                                   ---------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ______________

                          Commission File No.: 0-29052

                         DTA HOLDING AKTIENGESELLSCHAFT
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           FEDERAL REPUBLIC OF GERMANY
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

       C/O MFC CAPITAL PARTNERS AG, CHARLOTTENSTRASSE 59, D-10117, BERLIN
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: NONE

                         Securities registered or to be
                registered pursuant to Section 12(g) of the Act:

                American Depositary Receipts (evidencing American
             Depositary Shares each representing One Ordinary Share)
                                (TITLE OF CLASS)

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                             750,000 ORDINARY SHARES

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the SECURITIES EXCHANGE ACT OF 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]


================================================================================

                         DTA HOLDING AKTIENGESELLSCHAFT
                                    FORM 20-F
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                     PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................3
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..............................3
ITEM 3.  KEY INFORMATION......................................................3
     Forward-Looking Statements...............................................3
     Exchange Rates...........................................................4
     Selected Financial Data..................................................5
     Risk Factors.............................................................6
ITEM 4.  INFORMATION ON THE COMPANY...........................................8
     History and Development of the Company...................................8
     Business Overview........................................................8
     Description of Property..................................................9
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................10
     Overview................................................................10
     Results of Operations...................................................10
     Liquidity and Capital Resources.........................................11
     Effects of Inflation....................................................11
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................12
     Supervisory and Management Boards.......................................12
     Compensation............................................................13
     Employees...............................................................13
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................14
     Major Shareholders......................................................14
     Shareholder Distribution................................................14
     Related Party Transactions..............................................14
ITEM 8.  FINANCIAL INFORMATION...............................................15
     Consolidated Statements and Other Financial Information.................15
     Significant Changes.....................................................15
     Legal Proceedings.......................................................15
     Dividend Information....................................................15
ITEM 9.  THE OFFER AND LISTING...............................................16
     Markets and Price History...............................................16
ITEM 10. ADDITIONAL INFORMATION..............................................17
     Memorandum and Articles of Association..................................17
     Material Contracts......................................................18
     Exchange Controls.......................................................18
     Taxation................................................................18
     Documents on Display....................................................24
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........24
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............24

                               PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................25
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS........................................25
ITEM 15.  CONTROLS AND PROCEDURES............................................25
ITEM 16.  RESERVED...........................................................25

                              PART III
ITEM 17.  FINANCIAL STATEMENTS...............................................25
ITEM 18.  FINANCIAL STATEMENTS...............................................25
ITEM 19.  EXHIBITS...........................................................35
SIGNATURES...................................................................36

IN THIS ANNUAL REPORT, PLEASE NOTE THE FOLLOWING:

     o    REFERENCES TO THE "COMPANY" OR "DTA" MEAN DTA HOLDING
          AKTIENGESELLSCHAFT;

     o ALL REFERENCES TO MONETARY AMOUNTS ARE IN EUROS, THE LAWFUL CURRENCY ADOPTED BY MOST MEMBERS OF THE EUROPEAN UNION, UNLESS OTHERWISE INDICATED;

     o "(-EURO-)" REFERS TO EUROS; AND "DM" REFERS TO DEUTSCHMARKS, THE LAWFUL CURRENCY OF GERMANY PRIOR TO THE FORMAL INTRODUCTION OF THE EURO IN 2002; and

     o THE INFORMATION SET FORTH IN THIS ANNUAL REPORT IS AS AT DECEMBER 31, 2002, UNLESS AN EARLIER OR LATER DATE IS INDICATED.

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

FORWARD-LOOKING STATEMENTS

     The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements appear in a number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements may include statements regarding the outlook for the Company's future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions are set forth under "Risk Factors" below and include, but are not limited to:

     o general economic and business conditions, including changes in interest rates;
     o    prices and other economic conditions;
     o    natural phenomena;
     o actions by government authorities, including changes in government regulation;
     o    uncertainties associated with legal proceedings;
     o    technological development;
     o    future decisions by management in response to changing conditions;
     o    the Company's ability to execute prospective business plans; and
     o    misjudgments in the course of preparing forward-looking statements.

     Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf. Unless required by law, the Company does not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, investors should carefully review the reports and documents the Company files from time to time with the Securities and Exchange Commission (the "SEC"), including its current reports on Form 6-K.

EXCHANGE RATES

     Effective January 1, 2002, the German government officially adopted the Euro in place of the Deutschmark as its legal currency. Accordingly, as of January 1, 2002, the Company changed its reporting currency from the Deutschmark to the Euro. The financial statements for the year ended December 31, 2002 included in this annual report are stated in Euros and the financial statements and another financial information for prior years included in this annual report have been restated in Euros. The rate for the conversion of the Deutschmark to the Euro has been fixed at 1.95583 Deutschmarks per Euro.

     The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for the conversion of U.S. dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

                                                         YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------------------
                                       2002        2001          2000         1999        1998(1)
                                    ----------   --------      --------     --------     ---------
                                                           ((-EURO-)/U.S.$)

     End of period..................  0.9536      1.1227        1.0646       0.9937       0.8521
     High for period................  1.1638      1.1945        1.2087       0.9984       0.9476
     Low for period.................  0.9536      1.0487        0.9697       0.8422       0.8208
     Average for period.............  1.0660      1.1219        1.0901       0.9430       0.9033

     ------------------------------
     (1) As the Euro was introduced as of January 1, 1999, the exchange rates for 1998 are based upon the conversion of Deutschmarks to Euros and Euros to U.S. dollars. The rate for the conversion of Deutschmarks to Euros has been fixed at (-EURO-)1=DM1.95583. The Noon Buying Rate for the conversion of Euros to U.S. dollars at December 31, 1998 was (-EURO-)1=U.S.$0.8519. The average rate of exchange (based on daily Noon Buying Rates) for the conversions of Euros to U.S. dollars during 1998 was (-EURO-)1=U.S.$0.8909.

     The following table sets out the range of high and low exchange rates for the conversion of U.S. dollars to Euros for the following periods:

                                                    HIGH                 LOW
                                                    ----                 ---
      2002
      December...................................  1.0074              0.9537

      2003
      January....................................  0.9652              0.9207
      February...................................  0.9339              0.9195
      March......................................  0.9483              0.9040
      April......................................  0.9415              0.8945
      May........................................  0.8929              0.8437
      June 1 to June 20..........................  0.8609              0.8425

     On June 25, 2003, the Noon Buying Rate for the conversion of Euros to U.S. dollars was (-EURO-)1=U.S.$0.8627.

SELECTED FINANCIAL DATA

     The following table sets forth selected financial information for each of the Company's last five fiscal years. As of January 1, 2002, the Company changed its reporting currency from the Deutschmark to the Euro. The following selected financial information for periods prior to the year ended December 31, 2002 has been restated in Euros and reclassified to conform with the current year's presentation. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the more detailed financial statements and related notes contained in this annual report and "Item 5. Operating and Financial Review and Prospects".

     In April 2001, the Company sold all of its assets and had no income from cable services contracts thereafter. In October 2002, the Company acquired a
17.23 acre property in Washington State, U.S.A. for a purchase price of approximately U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of approximately U.S.$2.23 million ((-EURO-)2.30 million) and the assumption U.S.$0.42 million ((-EURO-)0.44 million) in liabilities. Accordingly, the selected financial data presented below for the fiscal years ended December 31, 2002 and 2001 may not be comparable to the information presented for prior periods.

                                                                           YEARS ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------------------
                                                  2002              2001             2000(2)           1999(2)            1998
                                             --------------   ---------------   ----------------   ---------------   ---------------
                                                                 (in thousands of Euros, except per share amounts)
STATEMENT OF OPERATIONS DATA(1):
 Revenues....................................(-EURO-)   15     (-EURO-)2,453      (-EURO-)1,511     (-EURO-)  966      (-EURO-) 718
 Operating expenses..........................          283             1,473              1,534             1,606             1,113
 Income (loss) from continuing operations....         (162)            1,032               (101)             (552)             (312)
 Income (loss) from continuing operations
    per share................................        (0.22)             1.38              (0.14)            (0.74)            (0.41)
 Net income (loss)...........................         (162)            1,032               (101)             (552)             (312)
 Net income (loss) per share.................        (0.22)             1.38              (0.14)            (0.74)            (0.41)

 Number of ordinary shares outstanding.......      750,000           750,000            750,000           750,000           750,000

                                                                                    AS AT DECEMBER 31,
                                             ---------------------------------------------------------------------------------------
                                                  2002              2001              2000(2)          1999(2)            1998
                                             --------------   ----------------   ---------------   ---------------   ---------------
                                                                                  (in thousands of Euros)
BALANCE SHEET DATA:
 Working capital.............................(-EURO-)  473     (-EURO-) 3,378     (-EURO-)  924     (-EURO-)  143    (-EURO-) 1,907
 Total assets................................        3,629              3,537             4,076             3,958             3,389
 Net assets..................................        3,216              3,378             2,346             2,447             2,999
 Long-term debt..............................            -                  -             1,023             1,023                 -
 Shareholders' equity........................        3,216              3,378             2,346             2,447             2,999
 Capital stock...............................        1,917              1,917             1,917             1,917             1,917
 Dividends...................................            -                  -                 -                 -                 -

   ---------------------
   (1)  Per share amounts are the same on a basic and diluted basis.
   (2) The Company acquired all of the shares of a company in 1999, which were sold in 2000.

RISK FACTORS

     The information set forth in this annual report and, in particular, the following risk factors, any of which could have a materially adverse effect on the results of operations and financial condition of the Company, should be carefully considered in evaluating the Company and its business:

     AVAILABILITY OF CAPITAL. The Company has a limited amount of capital. The Company is in the process of identifying and evaluating opportunities for the acquisition of interests in assets or businesses, which may require additional capital. There can be no assurance that the Company will be able to raise such additional funds or in sufficient amounts or on terms satisfactory to the Company. In addition, there can be no assurance that, if the Company does acquire a business or assets, it will have the required capital to operate the business or assets in the foreseeable future. In that regard, the Company may require substantial capital resources. There can be no assurance that the necessary capital will be generated from internal cash flows or that the Company will have access to credit facilities. The Company may be required to raise additional funds through the sale of securities or issue of indebtedness. There can be no assurance that any of these sources of funds would be available to the Company, or if available, that they would be available in amounts sufficient to meet its requirements or on terms satisfactory to the Company.

     UNCERTAINTY OF FUTURE PROFITABILITY. The Company began operations in 1996 and did not make an operating profit prior to the sale of all of its assets in 2001. The Company sold all of its assets in April 2001 due to a significant downturn in the telecommunications industry. The Company subsequently acquired certain real property for development in October 2002. The Company is in the process of identifying and evaluating opportunities for the acquisition of interests in additional assets or businesses. However, there can be no assurance that the assets the Company currently owns are viable, that the Company will be able to acquire a viable business or assets or that it will be profitable in the future or that profitability will be sustained. To the extent that the Company cannot achieve sustained profitable operations, the Company could fail to timely meet its obligations when they come due. In that event, if the Company's creditors sought to satisfy amounts owed them, these actions could have a materially adverse effect on the Company's results of operations and financial condition.

     ENVIRONMENTAL REGULATION. The Company is subject to extensive environmental laws and regulations. Because the Company owns real property, various federal, state and local laws might impose liability on the Company for the cost of removing or remediating various hazardous substances released on or in the Company's property. The Company may incur substantial costs to comply with current environmental requirements or new environmental laws that might be adopted. In addition, the Company may discover currently unknown environmental problems or conditions in the future and may incur substantial costs in correcting such problems or conditions.

     PROPERTY DEVELOPMENT IN WASHINGTON STATE, U.S.A. The development of real property in the State of Washington, U.S.A. is subject to multiple layers of government regulation, including state law and certain ordinances of the city and county wherein the property is located. Environmental regulations at the federal, state and local levels with regard to wetlands, stormwater retention and discharge, wildlife, tree preservation, slopes and groundwater recharge have greatly increased the cost and uncertainty related to the development of property in the State of Washington, have lengthened the time necessary to receive development permits and may materially adversely affect the operations of the Company.

     PROPERTY VALUES. The Company has real estate holdings which can be difficult to sell or develop in unfavourable economic conditions and can have unpredictable decreases in value. This could make it difficult for the Company to limit its risk when economic conditions change. Zoning law changes and changes in environmental protection laws, among other things, can also lower the value of the Company's investments.

     PROPERTY TAXES. Property taxes may increase and cause a decline in net property values. The Company's property is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as the Company's property is assessed or reassessed by tax authorities. Such increases could reduce the net amount earned by the Company on the sale of its property.

     LEGAL PROCEEDINGS. Although the Company is not currently subject to any material legal proceedings, should legal proceedings be initiated against it in the future, whether in connection with environmental matters or otherwise, pursuant to which the Company is required to pay significant amounts under an order issued in or to settle such a proceeding, the Company's results of operations and financial condition would be materially adversely affected.

     CONTROL OF COMPANY. One shareholder of the Company owns, directly or indirectly, approximately 90.6% of the outstanding share capital of the Company. This shareholder has the ability to influence all matters relating to the Company, including the future direction of the Company, which may differ from the direction that management of the Company may believe is in the best interests of the Company and other shareholders and could materially adversely affect the results of operations and financial condition of the Company.

     DIVIDENDS. The Company has not paid any dividends in the past and does not presently intend to pay any dividends in the future. It is not likely that any dividends will be paid in the foreseeable future.

     CONFLICTS OF INTEREST. The persons serving in the capacity of officers or directors of the Company have existing responsibilities and may have additional responsibilities to provide management and services to other entities. As a result, conflicts of interest between the Company and the other activities of those persons may occur from time to time. For example, such persons may have conflicts of interest in allocating time, services and functions between the other business ventures in which they may be or may become involved and the Company's affairs.

     ENFORCEMENT OF CIVIL LIABILITIES. The enforcement of civil liabilities by investors under applicable U.S. federal and state laws may be adversely affected because the Company is organized under the laws of Germany and most of the persons serving in the capacity of its officers or directors are non-residents of the U.S.

     As a result, it may be difficult or impossible for U.S. investors to effect service of process upon the Company or the persons serving in the capacity of its officers or directors within the United States. It may also be difficult to realize against the Company or the persons serving in the capacity of its officers or directors in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal or state laws. Courts in Germany or elsewhere may not enforce: (i) judgments of U.S. courts obtained in actions against the Company or the persons serving in the capacity of its officers or directors predicated upon the civil liability provisions of applicable U.S. federal or state laws; and (ii) in original actions, liabilities against the Company or its officers or directors predicated upon such laws.

     Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, a person may have trouble administering a U.S. bankruptcy case involving a German debtor. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

     OTHER RISKS. The Company's future results could be adversely affected by a variety of other factors beyond its control, including, but not limited to:

     o general economic and business conditions, including changes in interest rates;
     o    prices and other economic conditions;
     o    natural phenomena;
     o actions by government authorities, including changes in government regulation;
     o    uncertainties associated with legal proceedings;
     o    future decisions by management in response to changing conditions;
          and
     o    the Company's ability to execute prospective business plans.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated pursuant to the laws of Germany on October 17, 1996 under the name "Digitale Telekabel AG". The Company changed its name to "DTA Holding Aktiengesellschaft" effective December 2002. The Company's principal office is currently located at Charlottenstrasse 59, D-10117, Berlin and its telephone number is (011) 49-30-2094-5800.

     The Company was engaged in the provision of certain cable services in Germany. The Company acquired all of the shares of Goldstrass Antennentechnik GmbH ("Goldstrass") in 1999 for (-EURO-)0.8 million (DM 1.6 million). The Company also acquired certain cable services contracts in 1999 for (-EURO-)1.2 million (DM 2.3 million).

     In August 2000, the Company sold all of the shares of Goldstrass for an aggregate amount of (-EURO-)2.1 million (DM 4.2 million) to a former affiliate. At the end of 2000, the aggregate purchase price was adjusted to (-EURO-)1.1 million (DM 2.1 million) as certain contracts held by Goldstrass were not renewed. In addition, due to the downturn in the telecommunications industry, the Company sold all of the Company's assets, including all cable services contracts, to former affiliates for (-EURO-)3.8 million (DM 7.5 million) in April 2001. For additional information, see "Item 5. Operating and Financial Review and Prospects".

     In October 2002, the Company acquired a 17.23 acre property in Washington State, U.S.A. from an affiliate for a purchase price of U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of approximately U.S.$2.23 million ((-EURO-)2.30 million) and the assumption of U.S.$0.42 million ((-EURO-)0.44 million) in liabilities. For information about the property, see "Description of Property" below.

BUSINESS OVERVIEW

     The Company is currently developing certain real property it holds in the State of Washington, U.S.A. The Company is also in the process of identifying and evaluating opportunities for the acquisition of interests in additional assets or businesses.

     The Company owns a 17.23 acre property in the city of Federal Way, in King County, Washington, U.S.A. about 25 miles south of Seattle, Washington. Approximately 2.14 acres of the property is wetland area and 15.09 acres is being developed. The property is zoned for business park use. The Company intends to develop all or a portion of the property, and may participate in development joint venture arrangements as an interim step in the sale or monetization of the property, and will continue development work on the property to the extent necessary to protect or enhance its value.

     The development of real property in the State of Washington is subject to multiple layers of government regulation, including state law and certain ordinances of the city and county wherein the property is located. The type and intensity of development of real property in the State of Washington is subject to the comprehensive plan and zoning designation of the property within the city or county in which the property is located. Property development is also affected by sensitive areas, such as wetlands, streams or wildlife habitat located on the site. Both the local government and the Army Corps of Engineers have jurisdiction over wetland areas. Upon delivery of a development proposal, the appropriate government agency will examine the site and delineate wetland areas. These areas must either be left undisturbed with sufficient buffers for protection or a mitigation plan for the designated areas must be approved. Due to the broad definition of wetlands, it is common for undeveloped property in the western Washington area to have some wetlands designated. Approximately 2.14 acres of the property owned by the Company is designated as wetland area.

     In 1990, the Washington State legislature passed the Growth Management Act ("GMA") to "guide the development and adoption of comprehensive plans and development regulations" in the State of Washington. The goal of the comprehensive development plans is to, among other things, reduce the development density in rural areas, encourage affordable housing and a variety of housing densities, maintain and conserve natural resource industries and lands and protect and enhance the environment and the availability of water.

     The Company was engaged in the provision of third party cable television and radio programming services ("Cable Services") in Germany to multi-family dwelling units through agreements with developers of new residential buildings and operators of existing apartments and condominiums.

     The Company offered developers and operators a means of providing Cable Services to unit occupants through a "turn key operation", including, where necessary, the design, construction and testing of a system capable of receiving a signal either from a satellite or by transmission through the Deutsche Telekom AG cable system. The Company entered into contracts to provide Cable Services with developers and operators of the buildings to which it provided Cable Services, which were typically for terms of 15 years. The Company's marketing efforts revolved around the personal contacts of the management of the Company with developers and operators of multi-family buildings in Germany.

     The Company had entered into contracts to provide Cable Services in respect of approximately 14,366 units as at December 31, 2000 (of which approximately 9,870 units were receiving such services as at that date) and contracts to provide Cable Services in respect of approximately 14,207 units as at April 30, 2001 (of which approximately 9,884 units were receiving such services as at that date).

     The Company did not itself install the systems through which Cable Services were provided. In the case of newly constructed buildings, installation of a system was frequently performed by the developer. In certain other cases, typically refurbishment projects, the Company contracted with an independent construction company to install a system. The Company provided a trained supervisor to assist with the implementation of the project and supervise the actual construction to ensure that it met the Company's standards. After installation of the system, the Company undertook a joint protocol to ensure reception quality.

     In the case of buildings in which the Company contracted with a developer to install a system, the Company paid the developer a fee per unit at the time that it first received payment from the unit occupants. The fee was designed to fully reimburse the developer for the costs of installing the system, but any excess costs were borne by the developer. Where outside contractors were utilized to construct a system, the Company bore the full costs of construction. The monthly fee paid by the unit occupants was adjusted to amortize such amounts paid by the Company.

     The Company was responsible for the maintenance and repair of the system and, where a signal was received through the Deutsche Telekom AG cable system, paid monthly fees to Deutsche Telekom AG. In those cases where a signal was received through a satellite dish, the Company was also responsible for maintenance of the satellite dish.

DESCRIPTION OF PROPERTY

     The Company rents approximately 500 square feet of office space at Charlottenstrasse 59, D-10117, Berlin, Germany.

FEDERAL WAY PROPERTY

     The Company owns 17.23 acres of real property in the city of Federal Way, in King County, Washington, U.S.A. about 25 miles south of Seattle, Washington. The property is located along Pacific Highway South near Interstate 5. Approximately 2.14 acres of the property is considered wetland area and the remaining 15.09 acres is being developed. The property has been zoned for business park use. The Company may develop all or a portion of the property through partnerships, joint ventures or other economic association with local developers. The property is currently being developed, including infrastructure (roads, sewer and water services), preliminary permits, market studies, feasibility studies and related activities. All utilities, including water and sewer are available to the property, together with electricity and telephone service.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2002 should be read in conjunction with the Company's audited financial statements and related notes included in this annual report. Effective
January 1, 2002, the Company changed its reporting currency from the Deutschmark to the Euro. Accordingly, the financial statements for the year ended December 31, 2002 included in this annual report are stated in Euros. The financial statements for periods prior to the year ended December 31, 2002 included in this annual report have been restated in Euros and reclassified to conform to the current presentation. The following discussion and analysis of the financial condition and results of operations of the Company is based upon the restated financial statements for all prior periods.

OVERVIEW

     The Company was engaged in the provision of certain Cable Services in Germany. In 1999, the Company acquired all of the shares of Goldstrass for (-EURO-)0.8 million (DM 1.6 million), as well as certain cable services contracts for (-EURO-)1.2 million (DM 2.3 million). In August 2000, the Company sold all of the shares of Goldstrass for (-EURO-)2.1 million (DM 4.2 million) to a wholly-owned subsidiary of Tele Columbus GmbH ("Tele Columbus"), a former majority shareholder of the Company. The purchase price was adjusted to (-EURO-)1.1 million (DM 2.1 million) at the end of 2000 as certain contracts held by Goldstrass were not renewed.

     On April 26, 2001, the shareholders of the Company approved the sale of all of the Company's assets, including all Cable Services contracts, for (-EURO-)3.8 million (DM 7.5 million) to affiliates of Tele Columbus. The sale was completed as of April 30, 2001. As a result, the Company had no income from Cable Services contracts thereafter.

     In October 2002, the Company acquired 17.23 acres of land located in the city of Federal Way, in King County, Washington, U.S.A. for a purchase price of approximately U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of approximately U.S.$2.23 million ((-EURO-)2.30 million) and the assumption of U.S.$0.42 million ((-EURO-)0.44 million) in liabilities. The Company is in the process of identifying and evaluating opportunities for the acquisition of interests in assets or businesses.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Revenues for the year ended December 31, 2002 decreased to (-EURO-)14,886 from (-EURO-)2.5 million in the year ended December 31, 2001, primarily as a result of the sale of all of the Company's assets in April 2001.

     Operating expenses for the year ended December 31, 2002 decreased to (-EURO-)0.3 million from (-EURO-)1.5 million for the comparative period of 2001, primarily as a result of the sale by the Company of all of its assets in April 2001, and consisted primarily of general and administrative expenses.

     For the year ended December 31, 2002, the Company had interest income of (-EURO-)0.1 million, compared to (-EURO-)60,015 for the year ended December 31, 2001, and interest expense of (-EURO-)171, compared to (-EURO-)7,671 for the year ended December 31, 2001.

     The Company had a net loss of (-EURO-)0.2 million ((-EURO-)0.22 per share) for the year ended December 31, 2002, compared to net income of (-EURO-)1.0 million (or (-EURO-)1.38 per share) for the comparative period of 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues for the year ended December 31, 2001 increased to (-EURO-)2.5 million from (-EURO-)1.5 million in the year ended December 31, 2000, primarily as a result of the sale of all of the Company's assets in April 2001. For the year ended December 31, 2001, the Company had revenues of (-EURO-)0.5 million from Cable Services and (-EURO-)0.5 million of other income, and recognized a gain of (-EURO-)1.5 million from the sale of equipment. For the year ended December 31, 2000, the Company had revenues of (-EURO-)1.2 million from Cable Services and (-EURO-)0.1 million of other income, and recognized a gain of (-EURO-)0.2 million from the sale of the shares of Goldstrass. At the time of the sale by the Company of its assets in April 2001, the Company had entered into contracts to provide Cable Services in respect of approximately 14,207 units (of which approximately 9,884 units were receiving service on that date), compared to having entered into contracts to provide Cable Services in respect of approximately 14,366 units as at December 31, 2000 (of which approximately 9,870 units were receiving service on that date).

     Operating expenses were (-EURO-)1.5 million for each of the years ended December 31, 2001 and 2000. For the year ended December 31, 2001, general and administrative expenses were (-EURO-)1.4 million, compared to (-EURO-)1.2 million for the comparative period of 2000.

     For the year ended December 31, 2001, the Company had interest income of (-EURO-)60,015, compared to (-EURO-)16,353 for the year ended December 31, 2000. For the year ended December 31, 2001, the Company had interest expense of (-EURO-)7,671, compared to (-EURO-)0.1 million for the year ended December 31, 2000.

     The Company had net income of (-EURO-)1.0 million (or (-EURO-)1.38 per share) for the year ended December 31, 2001, compared to a net loss of (-EURO-)0.1 million (or (-EURO-)0.14 per share) for the comparative period of 2000.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2002, the Company had working capital of approximately (-EURO-)0.5 million, compared to approximately (-EURO-)3.4 million at December 31, 2001. At December 31, 2002, the Company had receivables of (-EURO-)0.8 million from an affiliate, compared to (-EURO-)3.3 million at December 31, 2001. At December 31, 2002, the Company had cash of approximately (-EURO-)56,000, compared to approximately (-EURO-)60,000 at December 31, 2001. The Company believes that its working capital is sufficient for its present requirements.

OPERATING ACTIVITIES

     Operating activities provided cash of (-EURO-)2.7 million in the year ended December 31, 2002, primarily as a result of a decrease in receivables from affiliated companies during the current period. In the year ended December 31, 2001, operating activities used cash of (-EURO-)1.3 million, primarily as a result of an increase in receivables from affiliated companies. In the year ended December 31, 2002, an increase in other current liabilities provided cash of (-EURO-)0.3 million, compared to a decrease in same using cash of (-EURO-)0.2 million in the year ended December 31, 2001. A decrease in other current assets provided cash of (-EURO-)0.1 million in the year ended December 31, 2002, compared to an increase in the same using cash of (-EURO-)0.1 million in the year ended December 31, 2001.

INVESTING ACTIVITIES

     Investing activities used cash of (-EURO-)2.7 million in the year ended December 31, 2002, primarily as a result of the purchase of property. In the year ended December 31, 2001, investing activities provided cash of (-EURO-)2.3 million, primarily as a result of the sale of equipment.

FINANCING ACTIVITIES

     Financing activities did not use a material amount of cash in the year ended December 31, 2002, compared to using (-EURO-)1.0 million in the year ended December 31, 2001, primarily as a result of the repayment of outstanding loans.

EFFECTS OF INFLATION

     The Company's assets are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as compensation, office space leasing costs and communications charges. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect the Company's financial position.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY AND MANAGEMENT BOARDS

     In accordance with the GERMAN STOCK CORPORATION ACT, the Company has a Supervisory Board and a Management Board. Each board operates separately and no person may simultaneously be a member of both boards.

SUPERVISORY BOARD

     Pursuant to the Articles of Association of the Company, the Supervisory Board of the Company is to be composed of three members. The members of the Company's Supervisory Board are elected by the Company's shareholders at a general meeting of the shareholders of the Company. In general, the term of office of members of the Company's Supervisory Board expires at the end of the shareholders' meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the members' commencement of tenure of office. The financial year in which the tenure of office commences is not counted for this purpose. Any member of the Supervisory Board may be removed by a majority of the votes cast by the shareholders of the Company in a general meeting. The principal function of the Supervisory Board is to appoint and to supervise the Management Board and to approve the mid-term planning and certain matters which are not in the ordinary course of business and are of fundamental importance to the Company. Under normal circumstances, the Supervisory Board acts by a simple majority vote. There is no compulsory retirement age for members of the Supervisory Board.

     The members of the Supervisory Board of the Company generally perform the duties of an audit committee and are responsible for, among other things, meeting with external auditors of the Company separate from the Management Board of the Company and reviewing the annual report and reports with respect to audit and accounting procedures. The Company does not have a Remuneration Committee and the Company's executive compensation program is administered by the Company's Supervisory Board.

     The members of the Supervisory Board were elected at the annual meeting of shareholders of the Company held in September 2002. The following provides information relating to the members of the Company's Supervisory Board:

     GREG ELDERKIN, age 39, is the Executive Vice President, a director and the designated real estate broker at Pacific West Brokerage, Inc. Mr. Elderkin has held these positions since 1989. In addition, Mr. Elderin is a co-founder and director of SFG Funds, a private real estate lending organization, and a director and Secretary of Cade Struktur Corporation.

     SLOBODAN ANDJIC, age 58, has served as Vice President and a director of Swiss Investment Group since 1998. Mr. Andjic is also a director and President of Cade Struktur Corporation and a director, President and Secretary of Banff Resources Ltd. He served as an advisor to the President of Mercur and a director and coordinator of the Mercur group of companies from 1996 to 1998.

     JOHN M. MUSACCHIO, age 55, has been the Chief Operating Officer, Chief Financial Officer, Secretary and a director of Mymetics Corporation since May 2001. Mr. Musacchio is currently a Vice President of MFC Bancorp Ltd.
("MFC"). He has 25 years of industrial and professional service business operating experience on an international scale, having held positions as principal, director and officer in both private and publicly traded companies.

MANAGEMENT BOARD

     The number of members of the Management Board is determined by the Supervisory Board. Pursuant to the Articles of Association of the Company, any two members of the Management Board or one member of the Management Board and the holder of a procuration (a special power of attorney) may bind the Company. Each member of the Management Board is appointed by the Supervisory Board for a term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders of the Company at a general meeting, a member of the Management Board may be removed by the Supervisory Board prior to the expiration of his term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and the Company and is under a duty to disclose all material interests in all matters relating to proposals, arrangements or contracts between the Company and third parties. The Management Board must report regularly to the Supervisory Board, in particular, on proposed business policy, budgets and strategy, profitability and on the current business of the Company as well as on any exceptional matters which arise from time to time.

     The following provides information relating to the current member of the Company's Management Board:

     MICHAEL J. SMITH, age 55, has been the President and Chief Executive Officer of MFC since 1996 and a director of MFC since 1986. Mr. Smith is also a director, President and Chief Financial Officer of TriMaine Holdings, Inc., director, President and Secretary of both Drummond Financial Corporation and Euro Trade & Forfaiting Inc., and director, President, Chief Executive Officer and Chief Financial Officer of Cybernet Internet Services International, Inc. Mr. Smith was one of the founding members of the Prentiss Howard Group, a company organized in 1979 which assists domestic and international companies with investments, mergers and acquisitions.

COMPENSATION

     Members of the Supervisory Board of the Company do not receive compensation for serving as such, but are reimbursed for reasonable expenses incurred in attending Supervisory Board meetings. In 2002, none of the members of the Company's Supervisory Board made a claim for the reimbursement of expenses.

     Members of the Management Board of the Company are paid salaries for their services to the Company. In 2002, none of the members of the Management Board of the Company received any compensation for services provided to the Company.

      The Company currently does not have and in the past has not had a stock option or other compensatory plan for the purposes of compensating persons for services to the Company.

      No person that was a member of the Company's Supervisory Board or Management Board in 2002 beneficially owned any shares in the capital of the Company in 2002.

      None of the current members of the Company's Supervisory Board or Management Board beneficially own any shares in the capital of the Company. MFC owns, directly or indirectly, approximately 90.6% of the outstanding share capital of the Company. Certain members of the Company's Supervisory Board and Management Board are also directors and/or officers of MFC, or its subsidiaries, but disclaim beneficial ownership of shares in the capital of the Company held by MFC as that power rests with the Board of Directors of MFC.

EMPLOYEES

     The Company had two employees as at December 31, 2001 and 2002 and currently has two employees. As at December 31, 2000, the Company had four employees. The Company was not a party to any collective bargaining agreements with labour unions.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth information as at June 25, 2002 concerning the ownership of the Company's American Depositary Receipts ("ADRs") (each of which represents one of the Company's outstanding ordinary shares (the "Ordinary Shares")) by each person known to the Company to be the direct and/or indirect owner of 5% or more of the ADRs:

          IDENTITY OF PERSON               AMOUNT OWNED                PERCENTAGE OF CLASS
     ---------------------------      ----------------------      -----------------------------
     MFC Bancorp Ltd.(1)(2)                  679,772                        90.6%

     ---------------
     (1) These securities are held by certain affiliates of MFC as follows: Sutton Park International Limited owns 409,772 ADRs; MFC Merchant Bank S.A. owns 135,000 ADRs; Drummond Financial Corporation owns 67,500 ADRs; and TriMaine Holdings Inc. owns 67,500 ADRs.

     (2) Certain members of the Company's Supervisory Board and Management Board are also directors and/or officers of MFC, or its subsidiaries, but disclaim beneficial ownership of shares in the capital of the Company held by MFC as that power rests with the Board of Directors of MFC.

     All holders of the Company's Ordinary Shares have identical voting rights.

SHAREHOLDER DISTRIBUTION

     As at June 25, 2003, a total of 750,000 ADRs of the Company were outstanding, representing all of the outstanding Ordinary Shares of the Company. The ADRs are quoted for trading on the Nasdaq SmallCap Market. At June 25, 2003, there were approximately 10 holders of record of the Company's ADRs in the United States.

RELATED PARTY TRANSACTIONS

     Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 2002 to which the Company was or is a party and in which a member of the Company's Supervisory Board or Management Board, any relative or spouse of any such person, or any person owning, directly or indirectly, an interest in the Company's voting power that gives it significant influence over the Company, has or will have a direct or indirect material interest, nor were any of the members of the Company's Supervisory Board or Management Board, any relatives or spouses of such persons, or any individual owning, directly or indirectly, an interest in the Company's voting power that gives it significant influence over the Company, indebted to the Company during this period.

     At the end of 2001, the Company became part of the cash treasury management system of a subsidiary of MFC in respect of amounts owed to it by MFC and its affiliates and the Company is paid interest pursuant thereto on outstanding amounts of 3.5%.

     In October 2002, the Company acquired 17.23 acres of land in Washington State, U.S.A. from an affiliate for a purchase price of U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of approximately U.S.$2.23 million ((-EURO-)2.30 million) and the assumption of U.S.$0.42 million ((-EURO-)0.44 million) in liabilities, which reflected the fair market value of the property at the time of its purchase.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. Financial Statements" for financial statements filed as part of this annual report.

SIGNIFICANT CHANGES

     Other than as described in this annual report, no significant changes have occurred since the date of the financial statements provided in Item 18 below.

LEGAL PROCEEDINGS

     The Company is not and has not in the recent past been a party to any material legal proceedings.

DIVIDEND INFORMATION

     The declaration, payment and amount of dividends are subject to approval of the Supervisory Board and Management Board of the Company. Dividends may be declared at a general meeting of shareholders. The Company has not paid dividends on its Ordinary Shares since its inception and does not anticipate paying dividends in the foreseeable future. See "Item 10. Additional Information".

ITEM 9.   THE OFFER AND LISTING

MARKETS AND PRICE HISTORY

     The Company's ADRs are quoted for trading on the Nasdaq SmallCap Market under the symbol "DTAGY". The following table sets forth the high and low trading prices for the Company's ADRs for the periods indicated on the Nasdaq SmallCap Market:

                                                                   NASDAQ SMALLCAP MARKET
                                                         --------------------------------------------
                                                                HIGH                     LOW
                                                         -------------------      -------------------
ANNUAL HIGHS AND LOWS
1997.....................................................    U.S.$15.25              U.S.$6.25
1998.....................................................         13.75                   5.50
1999.....................................................         11.00                   3.25
2000.....................................................          8.50                   3.25
2001.....................................................          7.50                   1.50
2002.....................................................         10.89                   2.12

QUARTERLY HIGHS AND LOWS
2001
First Quarter............................................          7.50                   5.50
Second Quarter...........................................          7.25                   3.00
Third Quarter............................................          4.20                   2.35
Fourth Quarter...........................................          2.40                   1.50
2002
First Quarter............................................         10.89                   2.12
Second Quarter...........................................          6.50                   3.27
Third Quarter............................................         10.00                   3.50
Fourth Quarter...........................................          8.00                   3.50
2003
First Quarter............................................          6.55                   5.50

MONTHLY HIGHS AND LOWS
2002
December.................................................          8.00                   5.60
2003
January..................................................          6.55                   6.05
February.................................................          6.05                   5.50
March....................................................            --                     --
April....................................................          6.50                   6.50
May......................................................          6.10                   5.75
June 1 to 15.............................................          6.70                   6.40

     The Company's ADRs are issued and exchanged by the Bank of New York as depositary (the "Depositary") under a Deposit Agreement among the Depositary, the Company and all holders from time to time of such ADRs, at its office in New York.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is organized under the laws of Germany and is registered in the Commercial Register maintained by the local court in Hannover, Germany and has been assigned the entry number HRB 59537.

     Under the Articles of Association of the Company, the objects of the Company are the purchase, foundation, administration and/or control of companies and ventures, and the participation in those companies in Germany and abroad. The Company may also establish subsidiaries at home and abroad, and can do everything which helps to serve the objects of the Company.

     Under German law, the Company's Supervisory Board members and Management Board members owe a duty of loyalty and care to the Company. They must exercise the standard-of-care of a prudent and diligent businessman and bear the burden of proving that they did so if their actions are contested. Both boards must consider the interests of the Company's shareholders and its workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. Further, a Supervisory Board member may not receive a loan from the Company unless approved by the Supervisory Board, and may not vote on a matter that concerns ratification of his own acts or in which he has a material interest. See "Item 6. Directors, Senior Management and Employees".

     The Company is authorized to issue Ordinary Shares. At June 25, 2003, there were 750,000 Ordinary Shares issued and outstanding. All of the issued ordinary share capital of the Company is in bearer form and is freely transferable. Although the Company currently believes that it knows the identity of most holders of its Ordinary Shares, the holders of bearer shares are not required to reveal their identity to the Company.

     Each Ordinary Share entitles the holder thereof to one vote at a general meeting of the shareholders of the Company, which must be held within 8 months of the Company's year end. Holders of the Ordinary Shares do not have cumulative voting rights. Resolutions are passed at a general meeting of the shareholders of the Company by a majority of the votes cast, unless a higher vote is required by law. The GERMAN STOCK CORPORATION ACT and the Articles of Association of the Company require that certain significant resolutions be passed by a majority of the votes cast by at least 75% of the capital represented at a general meeting of shareholders, including with respect to certain capital increases, capital decreases, a dissolution of the Company, a merger of the Company into or a consolidation of the Company with another stock corporation, a transfer of substantially all of the Company's assets, a change of the Company's corporate form, the elimination of preemptive rights, the entering into of a control agreement by the Company, or an agreement to transfer profits between entities.

     There are no limitations on the rights of non-residents of Germany to hold or vote the Ordinary Shares imposed under German law or the Articles of Association of the Company.

     A general meeting of the shareholders of the Company may be called by the Management Board, the Supervisory Board or by shareholders holding in the aggregate at least 5% in nominal value of the Company's issued share capital. A special meeting must be convened if the Company incurs a loss in excess of its stated capital. Notice of shareholder meetings must be published in the Federal Gazette (Bundesanzeiger) in Germany at least one month prior to the date of the general meeting. Neither the GERMAN STOCK CORPORATION ACT nor the Articles of Association of the Company has any minimum quorum requirement applicable to shareholder meetings.

     Amendments of the Articles of Association of the Company may be proposed either jointly by the Supervisory Board and the Management Board or by a shareholder or group of shareholders holding a minimum of 5% of the outstanding Ordinary Shares or holding shares with a nominal value of DM 1 million. A resolution amending the Articles of Association must be passed by a majority of the votes cast and at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered unless the GERMAN STOCK CORPORATION ACT requires that the resolution be passed by at least 75% of the nominal capital represented at the meeting.

     Holders of Ordinary Shares may be entitled to dividends. The declaration, payment and amount of dividends are subject to approval of the Supervisory Board and Management Board of the Company. Dividends may be declared at an annual general meeting of shareholders.

     The Supervisory Board and the Management Board must ratify the Company's annual financial statements and recommend the disposition of all unappropriated profits, including the amount of net profits of the Company which will be distributed by way of dividends among the holders of Ordinary Shares to the extent that shareholders do not specify any other use at the Company's annual general meeting.

     Shareholders would present a dividend coupon to receive such dividends at any time within a four year period which commences at the end of the year during which the dividend is due. If a shareholder has presented a dividend coupon to the Company for payment within such four year period, the statute of limitations for enforcing the right to receive such dividend payment is two years from the end of such four year period. When a shareholder has presented the last outstanding dividend coupon in order to receive the dividend payable in respect of that coupon, such shareholder is required to submit to the Company the renewal coupon attached at the bottom of each sheet of dividend coupons in order to obtain the next series of dividend coupons to be issued by the Company.

     In accordance with the GERMAN STOCK CORPORATION ACT, upon the liquidation of the Company, any liquidation proceeds remaining after paying all the Company's liabilities would be distributed among the holders of Ordinary Shares in proportion to the total nominal value of the shares held by each holder.

     Under the GERMAN STOCK CORPORATION ACT, an existing shareholder in a corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such shareholder in the capital of such corporation. The GERMAN STOCK CORPORATION ACT provides that this preferential right may only be circumvented by a shareholder resolution passed at the same time as the resolution authorizing the capital increase. An affirmative vote of at least 75% of the votes cast at a general meeting of shareholders is required in this regard.

     The Articles of Association of the Company do not contain any specific provisions that would have the effect of delaying, deferring or preventing a change in control of the Company and that would only apply in the context of a merger, acquisition or corporate restructuring involving the Company. However, certain legislation in Germany may apply in the case of a change of control of a company, including in connection with a take-over bid.

     The Articles of Association of the Company do not require shareholders to disclose their shareholdings. The German SECURITIES TRADING ACT, however, requires holders of voting securities of a company whose shares are listed on a stock exchange to notify the company of the number of shares they hold if that number reaches, exceeds or falls below certain specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the company's outstanding voting shares.

MATERIAL CONTRACTS

      In October 2002, the Company acquired 17.23 acres of land pursuant to an agreement with a wholly-owned subsidiary of MFC dated for reference August 26, 2002 for a purchase price of approximately U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of approximately U.S.$2.23 million ((-EURO-)2.30 million) and the assumption of U.S.$0.42 million ((-EURO-)0.44 million) in liabilities. The agreement contains terms and conditions reasonably customary for agreements of this type.

EXCHANGE CONTROLS

     At the present time, Germany does not restrict the export or import of capital or the remittance of dividends or other payments to shareholders of the Company who are not residents of Germany, except for investments in certain countries and individuals subject to embargos. However, for statistical purposes, every individual or corporation residing in Germany (hereinafter a "Resident") must report to the Deutsche Bundesbank in Germany, subject to certain exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (hereinafter a "Non-resident") if such payment exceeds (-EURO-)12,500 (or the equivalent in a foreign currency). In addition, Residents (other than financial institutions) must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed (-EURO-)1.5 million (or the equivalent in a foreign currency) during any one month period.

Taxation

     The following discussion is a summary of certain material tax consequences generally applicable to U.S. investors under German and U.S. Federal tax laws in connection with the ownership of the Company's Ordinary Shares (or interest therein under an ADR). The summary is based on the tax laws of the United States and Germany as in effect on the date of this annual report, which laws are subject to change, possibly with retroactive effect.

     This summary focuses primarily on tax considerations for a U.S. Holder. For this purpose, a "U.S. Holder" is any citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source (each a "U.S. Person") as well as any other person to the extent that income attributable to an American Depositary Share ("ADS") (which are evidenced by the ADRs and each of which represents one Ordinary Share) is effectively connected with the conduct by that person of a trade or business within the United States. A "Non-U.S. Holder" is any beneficial owner of an ADS other than a U.S. Holder. A Non-U.S. Holder will be subject to tax rules differing significantly from those summarized below for U.S. Holders and therefore is strongly urged to consult its tax adviser regarding any U.S. Federal income tax considerations applicable to it.

     This summary deals only with an ADS held by an initial purchaser as a capital asset. Moreover, it does not discuss all of the tax consequences that may be relevant to a particular purchaser in light of that person's particular circumstances or to a purchaser that is subject to special rules, like an insurance company, a securities or currency dealer, a financial institution, a regulated investment company, real estate investment trust or real estate mortgage investment conduit or a person who holds an ADS as part of a "straddle" or "conversion transaction" or whose functional currency is not the U.S. dollar. This summary therefore does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase an ADS. Accordingly, each prospective investor is urged to consult its tax adviser regarding the U.S. Federal, state and local, German and other tax consequences incident to an investment in an ADS.

     This summary also is based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

GERMAN TAXATION

TAXATION OF DIVIDENDS

     AMOUNT OF TAX. Under new German tax law, a 20 percent tax is imposed on profits distributed as dividends. German corporations are required to withhold from a dividend paid to a resident or non-resident shareholder a German tax in an amount equal to 20 percent of the gross amount of the dividend. Pursuant to the income tax treaty between the United States and Germany (the "Treaty"), a person entitled to the benefits of the Treaty (a "Treaty Holder") can obtain a partial refund of this tax. The amount of the refund depends on whether the U.S. Holder is a corporation that owns at least ten percent of the voting stock of the German corporation (a "Direct Investor"). For this purpose, a Treaty Holder generally means a resident of the United States within the meaning of the Treaty whose holding of an ADS is not part of either a permanent establishment in Germany through which that person carries on business in Germany or a fixed base in Germany from which that person performs independent personal services in Germany.

     In the case of a Treaty Holder other than a Direct Investor, a portion of the German withholding tax is refunded pursuant to the Treaty to reduce the withholding tax to 15 percent of the gross amount of the dividend. Thus, for each $100 of gross dividend paid by the Company to a Treaty Holder, other than a Direct Investor, the dividend, after partial refund of the 20 percent withholding tax pursuant to the Treaty, will be subject to a German withholding tax of $15.

     In the case of a Direct Investor, the Treaty reduces the 20 percent German withholding tax to five percent. A Direct Investor, therefore, may apply for a refund of German withholding tax in the amount of 15 percent of the gross amount of a distribution.

     Since January 1, 1998, a 5.5 percent surtax has been levied on the German withholding tax imposed on distributions paid by a German resident company. The surtax amounts to 1.1 percent (5.5 percent x 20 percent) of the gross amount of a distribution. Since the Treaty reduces the German withholding tax rate, a Treaty Holder is entitled to a full refund of this surtax.

     Pursuant to the Treaty, the refund of German tax (including the surtax) is not granted where the ADS (i) is part of the business property of a permanent establishment located in Germany or (ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

     REFUND PROCEDURES. To claim the five percent refund, the reduction of the German withholding tax from 20 percent to 15 percent (five percent for a Direct Investor) and the refund of the 5.5 percent German surtax, a Treaty Holder must submit a claim for refund to the German tax authorities (either directly or, as described below, through the Depositary), with the original bank voucher (or a certified copy thereof) issued by the paying entity documenting the tax withheld. The claim for refund must be submitted within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form filed at Bundesamt fur Finanzen, Friedhofstrasse 1, 53225 Bonn-Beuel, Germany. These forms may be obtained from the German tax authorities at that same address, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007 - 1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900.

     A Treaty Holder also must submit to the German tax authorities a certification of its last filed U.S. Federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Treaty Holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the Deposit Agreement, the Depositary (or a custodian as its designated agent) will hold the Ordinary Shares, receive and distribute dividends to the Treaty Holders, and perform administrative functions necessary to obtain the five percent refund, the reduction in German withholding tax and the refund of the German surtax. These arrangements are provided by the German tax authorities and may be amended or revoked at any time in the future.

     The Depositary will prepare the German claim for refund forms on behalf of the Treaty Holders and file them with the German tax authorities. In order for the Depositary to file the claim for refund forms, the Depositary will prepare and mail to each Treaty Holder, which the Treaty Holders will be requested to sign and return to the Depositary, (i) a statement authorizing the Depositary to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes and (ii), as applicable, a written request for certification of filing a U.S. tax return (IRS Form 6166). The Depositary will attach the signed statement and the certified credit advice issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities. The Depositary will also file the signed request for certification with the appropriate Internal Revenue Service Center.

     To the extent a Treaty Holder holds an ADS registered with a broker participating in the Depositary Trust Company, it is expected that the broker will assist the Depositary in performing the procedures described above and, in particular, prepare and forward the German claim for refund form together with the required documentation to the Depositary. The Depositary then will file the German claim for refund form and any attachments thereto with the German tax authorities. The German tax authorities will issue the refund, which will be denominated in German Marks, in the name of the Depositary. The Depositary will convert the refund to dollars and issue a corresponding refund check to the broker. The broker, in turn, will remit a corresponding refund amount to the Treaty Holder holding the ADS registered with that broker.

TAXATION OF CAPITAL GAINS

     Pursuant to the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of an ADS representing stock of a German resident company unless the ADS (i) is part of the business property of a permanent establishment located in Germany or (ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

GIFT AND INHERITANCE TAXES

     The estate tax treaty between the United States and Germany provides that an individual whose domicile is determined to be in the United States for purposes of that treaty will not be subject to German inheritance and gift tax on the individual's death or making of a gift unless the ADS (i) is part of the business property of a permanent establishment located in Germany or (ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The United States-Germany estate tax treaty also provides a credit against U.S. Federal estate and gift tax liabilities for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADS is subject to German inheritance or gift tax and U.S. Federal estate or gift tax.

GERMAN CAPITAL TAX

     The Treaty provides that a person resident in the United States for purposes of the Treaty will not be subject to German capital tax with respect to an ADS unless the ADS (i) is part of the business property of a permanent establishment located in Germany or (ii) is part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to a U.S. Holder who purchases or sells an ADS.

UNITED STATES FEDERAL INCOME TAXATION

     For U.S. Federal income tax purposes, a beneficial owner of an ADS will be treated as the owner of the Ordinary Share underlying an ADS.

U.S. HOLDERS

     TAXATION OF DIVIDENDS. Subject to the discussion below of the consequences of the Company being treated as a passive foreign investment company, the gross amount of a distribution by the Company, before deduction of depository fees and withholding taxes, will constitute foreign source dividend income for U.S. Federal income tax purposes to the extent the distribution is paid from current or accumulated earnings and profits of the Company, as determined for U.S. Federal income tax purposes. To the extent, if any, that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, it will reduce the U.S. Holder's tax basis in his ADS to the extent thereof. If a distribution exceeds that tax basis, the excess will be treated as a capital gain from the sale or exchange of the ADS and will be U.S. source gain for foreign tax credit limitation purposes. A distribution by the Company will not qualify for the dividends received deduction allowed to a U.S. corporation.

     The amount of any distribution paid in German Marks will equal the U.S. dollar value of the German Marks received calculated by reference to the exchange rate in effect on the date the distribution is received by the Depositary, regardless of whether the German Marks are converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the German Marks will be ordinary income or loss. The amount of any distribution of property other than cash generally will be the fair market value of that property on the date of distribution.

     Specified miscellaneous itemized deductions, like the depository fee, are deductible by an individual, estate or trust only to the extent that, in the aggregate, they exceed two percent of adjusted gross income. In addition, most itemized deductions, including miscellaneous itemized deductions, otherwise allowable to an individual whose adjusted gross income exceeds a specified threshold amount, indexed for inflation, of $137,300 in 2002 (or $68,650 in the case of a married taxpayer filing a separate return) will be reduced by the lesser of (i) three percent of the excess of adjusted gross income over the specified threshold amount and (ii) 80 percent of the amount of itemized deductions otherwise allowable for that taxable year. In addition, a non-corporate U.S. Holder subject to the alternative minimum tax may not deduct miscellaneous itemized deductions in determining alternative minimum taxable income. These limitations may cause the taxable income with respect to an ADS to exceed the net cash distributions related to that income in the case of a U.S. Holder that is an individual, trust or estate.

     Subject to certain limitations, German tax withheld from a dividend distribution will be eligible for credit against the U.S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, a dividend paid by the Company with respect to an ADS generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". In addition, a Direct Investor is allowed a foreign tax credit for the portion of the total income taxes paid by the Company attributable to the distributed profits, subject to the general limitations of U.S. Federal income tax law. In the case of a Treaty Holder, German tax withheld in excess of the rate provided in the Treaty will not be eligible for credit against the Treaty Holder's U.S. Federal income tax until that Treaty Holder exhausts all effective and practical remedies to recover the excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See "German Taxation - Taxation of Dividends" for a description of the procedures a Treaty Holder can use to service the Treaty rate for withholding on dividends paid by the Company.

     A U.S. Holder generally will not be subject to U.S. Federal income tax with respect to a pro rata distribution by the Company of Ordinary Shares to its shareholders, except with respect to the receipt of cash from the disposition of a fractional share. Accordingly, such a distribution generally will not give rise to U.S. Federal income tax against which German withholding tax, if any, may be credited. Any German withholding tax generally will be creditable against a U.S. Holder's U.S. Federal income tax liability, subject to the limitations described in the preceding paragraph, although the distribution may constitute "general limitation income" rather than "passive income" or "financial services income".

     TAXATION OF CAPITAL GAINS. Subject to the discussion below of the consequences of the Company being treated as a passive foreign investment company, a U.S. Holder will recognize capital gain or loss for U.S. Federal income tax purposes on a sale or other disposition of an ADS in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADS. That gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the ADS exceeds one year. The gain, if any, generally will be U.S. source income. A U.S. Holder should consult his own tax adviser with respect to his ability to credit German withholding tax, if any, on gain from a sale of an ADS against his U.S. Federal income tax liability.

     The source of any loss recognized by a U.S. Holder on a sale or other disposition of an ADS is not entirely clear. Under proposed Treasury regulations, a loss recognized by a U.S. Holder on a disposition of an ADS would depend on whether the U.S. Holder owns (actually and constructively) less than ten percent, by vote and value, of the Company's stock. If the U.S. Holder owns less than ten percent, the loss generally would be a foreign source loss. If the U.S. Holder owns at least ten percent of the Company's stock, the loss generally will be determined by reference to the residence of the U.S. Holder or, in certain cases, by reference to an office or other fixed place of business to which the loss is attributable. A U.S. Holder is advised to consult its tax adviser regarding the treatment of a loss for U.S. Federal income tax purposes.

     An exchange, deposit or withdrawal by a U.S. Holder of an Ordinary Share in exchange for ADSs, or vice versa, will not be subject to any U.S. Federal income tax.

     PERSONAL HOLDING COMPANY AND FOREIGN PERSONAL HOLDING COMPANY. The Company would be a personal holding company ("PHC") for U.S. Federal income tax purposes if, in general, at least 60 percent of its adjusted ordinary gross income for the taxable year is personal holding company income ("PHCI") and if at any time during the last half of the taxable year five or fewer individuals, regardless of citizenship or residency, own more than 50 percent, by value, of the Company's stock, including stock owned both directly and constructively. If the Company were a PHC, it would be subject to a 15 percent personal holding company tax for 2003 (38.6 percent for 2002) on its undistributed U.S. source income, if any.

     The Company would be a foreign personal holding company ("LFPHC") for U.S. Federal income tax purposes if at least 60 percent of its gross income for a taxable year is foreign personal holding company income ("FPHCI") and if at any time during the taxable year five or fewer U.S. citizens or individual residents own more than 50 percent, by vote or value, of the Company's stock, including stock owned both constructively and directly. If the Company were an FPHC, a U. S. Holder would be required to include in gross income its proportionate share of the Company's undistributed income.

     It is expected that substantially all of the Company's income in any taxable year will consist of service income which is not PHCI or FPHCI. Accordingly, it is not anticipated that the Company will be a PHC or FPHC.

     PASSIVE FOREIGN INVESTMENT COMPANY. It is possible that for one or more years the Company will satisfy the requirements to be a PFIC for U.S. Federal income tax purposes. A non-U.S. corporation qualifies as a PFIC if in any taxable year either (i) 50 percent or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income or (ii) 75 percent or more of its gross income is passive income. Passive income generally includes dividends, interest and other types of investment income. The Internal Revenue Service takes the position that cash, including any asset that may be characterized as the working capital of an active business, that produces passive income is a passive asset for purposes of the PFIC rules.

     Based on the foregoing rules, the Company may satisfy the requirements to be a PFIC in one or more taxable years if, for example, the Company's investment of the proceeds of this offering in assets treated as passive assets causes the average of the Company's passive assets to equal or exceed 50 percent of the average value of the Company's total assets for that year. A "start-up exception" to the general rule defining a PFIC permits a corporation not to be treated as a PFIC for the first taxable year the corporation has gross income if it is established to the satisfaction of the Secretary of the Treasury that the corporation will not be a PFIC for either of the two succeeding years and the corporation in fact is not a PFIC for either of those two years. The start-up-exception, however, does not apply if any predecessor of the corporation was a PFIC. There is no precise definition of predecessor for purposes of the PFIC rules. Deutsche Telekabel AG LL. may qualify as a predecessor of the Company for that purpose. Moreover, Deutsche Telekabel AG LL. may have qualified as a PFIC for one or more years. In that event, the Company would not qualify for the start-up-exception and therefore, if the Company satisfies the requirements to be a PFIC, would be a PFIC.

     If the Company qualifies as a PFIC at any time while a U.S. Person holds an ADS, the U.S. Person, other than a U.S. Person that makes the QEF Election described below, would be liable to pay additional taxes upon disposition of an ADS or upon receipt of an excess distribution on an ADS. An excess distribution is a distribution in respect of an ADS in any taxable year that exceeds 125 percent of the average amount of distributions the U.S Person received in respect of the ADS in the three preceding taxable years (or, if shorter, the U.S. Person's holding period for the ADS before the current taxable year), excluding for this purpose amounts treated as excess distributions in those years. A disposition of an ADS may be taxable for purposes of the PFIC rules even though it otherwise would not give rise to the recognition of gain, including, for example, a gift, transfer at death, an otherwise tax-free exchange or spin-off, a direct or indirect pledge of the ADS or termination of the U.S. Person's status as a U.S. citizen or resident. In addition, special foreign currency exchange rules apply to determine the amount of an excess distribution.

     Upon a disposition of an ADS or an excess distribution, a U.S. Person would be required to pay, in respect of the gain and the excess distribution, tax at the highest rate of individual or corporate tax, as the case may be (without taking into account any deductions), as if the gain or excess distribution had been recognized ratably over the U.S. Person's holding period for the ADS (treating, however, any amounts otherwise attributable to any years before the Company was or becomes a PFIC as attributable to the year the distribution is received). In addition, the U.S. Person would be liable for interest on the amount of those additional taxes as if they had been payable in respect of the prior years to which they relate. Those results in respect of amounts that are not attributable to the year the distribution is received arise regardless of the amount of the Company's earnings and profits, which are allocated proportionately between excess distributions and the non-excess portion of distributions.

     Because the Company may be treated as a PFIC, each U.S. Person should consider whether to elect to treat the Company as a qualified electing fund (a "QEF Election"). If a QEF Election is made, the tax treatment described above will not apply. Instead, an electing U.S. Person will be required to include in gross income currently its proportionate share of the Company's ordinary earnings, if any, as ordinary income and a pro rata share of the Company's net capital gains, if any, as long-term capital gain, regardless of whether the Company makes any distribution to the U.S. Person. If a U.S. Person makes a QEF Election for the first year in which the Company is a PFIC and that U.S. Person owns an ADS, the U.S. Person will be required to include its share of the Company's income as described above only for taxable years in which the Company satisfies the requirements to be a PFIC and not in other taxable years. In addition, unless the Company is a foreign personal holding company (as described above), a U.S. Person that has made a QEF Election could make an annual election to defer the payment of tax on the amounts to be included in income pursuant to the QEF Election, although the Internal Revenue Service may require the posting of a bond in order to make this election. Payment is deferred until the earliest of various specified events. Interest is payable with deferred payments. A QEF Election would not cause losses of the Company, if any, to flow through to the Company's shareholders.

     If a U.S. Person makes a QEF Election but does not make it for the first year in which the Company is a PFIC and that U.S. Person owns an ADS but makes that election for a later year, the tax consequences will be materially different from and less favorable than if the election had been made for that first year. It may be possible, however, for a U.S. Person to make other elections, which require the recognition of income or gain, that will reduce those differences.

     The Company, at the request of any U.S. Person that wishes to make a QEF Election, will determine whether it is a PFIC for 1997 or any subsequent year and will comply with the applicable information reporting requirements. A prospective investor should consult its tax adviser regarding the eligibility, manner and advisability of making a QEF election as well as the elections to include income or gain in gross income.

NON-U.S. HOLDERS

     A Non-U.S. Holder of an ADS generally will not be subject to U.S. Federal income or withholding tax on any dividend paid on the ADS. A Non-U.S. holder of an ADS generally will not be subject to U.S. Federal income or withholding tax on any gain realized on a sale or other disposition of the ADS unless the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. U.S. information reporting requirements may apply to the payment of a dividend on an ADS (i) made by mail or wire transfer to an address or account in the United States, (ii) made by a paying agent, nominee, custodian, broker or other agent or intermediary (each, an "Agent") in the United States or (iii) made outside the United States by an Agent that is a U.S. Person or "United States-related person" (defined below). However, the U.S. information reporting requirements do not apply to a holder of a share of common stock who is not a U.S. Person (a "Non-U.S. Person") or that is a corporation or other exempt recipient. A holder may be required to establish its exemption to the Agent, unless the Agent is outside the United States and has sufficient documentary evidence in its files of the holder's status as a Non-U.S. Person. Under Treasury regulations currently in effect, the backup withholding rules do not apply to payments of dividends by a corporation, like the Company, that is a foreign corporation. The U.S. Treasury Department, however, is considering whether to extend the backup withholding rules to those payments.

     Upon a sale of an ADS by a holder to or through the U.S. office of a broker, the entire sales price generally will be subject to information reporting and to the backup withholding rules unless the holder either certifies its status as a Non-U.S. Person under penalties of perjury or otherwise establishes an exemption. Under the backup withholding rules, a broker is required to withhold 31 percent of the sales proceeds of a non-exempt holder that has not provided its taxpayer identification number and in certain other circumstances. A sale of an ADS to or through a Non-U.S. office of a broker generally will not be subject to backup withholding or information reporting. However, information reporting (but not the backup withholding rules) may apply to a sale to or through a Non-U.S. branch of a U.S. broker or a Non-U.S. office of a broker that is a "United States-related person", unless, in either case, the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a Non-U.S. Person.

     For purposes of these rules, a "United States-related person" is either a controlled foreign corporation for U.S. Federal income tax purposes or a Non-U.S. Person 50 percent or more of whose gross income from all sources over a specified three year period is effectively connected with a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against any U.S. Federal income tax liability of the holder, provided the required information is furnished to the U.S. Internal Revenue Service.

     The backup withholding rules have not been issued in final form and therefore are potentially subject to change.

     Acquisition by a U.S. Person of ownership (directly or through ownership of ADSs) of 10 percent or more of the Company's Ordinary Shares will trigger certain reporting requirements for the acquiring shareholder. The requirements are satisfied by filing IRS Form 5471 with the shareholder's U.S. tax return.

     ESTATE AND GIFT TAXATION. An ADS or Ordinary Share generally will be subject to U.S. Federal estate or gift taxation only if the decedent or donor, as the case may be, is a citizen or individual resident of the United States. If the Company is a PFIC, the tax basis of an ADS or Ordinary Share may not change upon the death of the holder to the fair market value of the ADS or Ordinary Share on the date of the holder's death, as otherwise would be the case.

DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the SEC. These materials, including this annual report, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that electronically file with the SEC.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The Company is not subject to any material market risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic reports on file with the SEC. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of certain events, and there can be no assurance that any design will succeed in achieving its stated goals under all future conditions, regardless of how remote. In addition, the Company reviewed its internal controls, and there have been no significant changes in its internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     See "Item 18. Financial Statements" for financial statements filed as part of this annual report.

ITEM 18.  FINANCIAL STATEMENTS

     1.   Independent Auditors' Report.
     2.   Balance Sheets as at December 31, 2002 and 2001 (audited).
     3. Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000 (audited).
     4. Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2002, 2001 and 2000 (audited).
     5. Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000 (audited).
     6.   Notes to Financial Statements.

                         REPORT OF INDEPENDENT AUDITORS

INTRODUCTION

We have audited the accompanying balance sheet of DTA Holding Aktiengesellschaft as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DTA Holding Aktiengesellschaft as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.


Amsterdam, the Netherlands, July 14, 2003

MAZARS PAARDEKOOPER HOFFMAN



/s/ Drs. R.P. Krouwer RA

                         DTA HOLDING AKTIENGESELLSCHAFT
                                 BALANCE SHEETS

                                                                     AS AT                  AS AT
                                                              DECEMBER 31, 2002       DECEMBER 31, 2001
                                                           ----------------------    --------------------
                  ASSETS

CURRENT ASSETS:
    Cash                                                   (-EURO-)      56,318      (-EURO-)     59,543
    Tax refund receivable                                                 7,396                   61,094
    Receivables from affiliated companies                               759,315                3,250,893
    Other current assets                                                 63,115                  165,738
                                                           ----------------------    ---------------------

TOTAL CURRENTS ASSETS                                                   886,144                3,537,268
                                                           ----------------------    ---------------------
PROPERTY:
    Land                                                              2,742,470                        -
    Less: accumulated depreciation                                            -                        -
                                                           ----------------------    ---------------------
PROPERTY- NET                                                         2,742,470                        -
                                                           ----------------------    ---------------------

TOTAL FIXED ASSETS                                                    2,742,470                        -
                                                           ----------------------    ---------------------

TOTAL ASSETS                                               (-EURO-)   3,628,614      (-EURO-)  3,537,268
                                                           ======================    =====================

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                       (-EURO-)      17,230      (-EURO-)     28,555
    Bank overdraft                                                            -                      841
    Tax liabilities                                                       4,312                  103,411
    Payable to affiliated companies                                      10,000                        -
    Other payables                                                      381,161                   26,075
                                                           ----------------------    ---------------------

TOTAL CURRENT LIABILITIES                                               412,703                  158,882
                                                           ----------------------    ---------------------
STOCKHOLDERS' EQUITY:
    Capital stock, 750,000
    ordinary shares authorized 750,000
    Capital subscribed                                                1,917,345                1,917,345
Additional paid-in capital                                            2,225,497                2,225,497
Accumulated deficit                                                    (764,456)              (1,796,900)
Net income (loss)                                                      (162,475)               1,032,444
                                                           ----------------------    ---------------------
TOTAL STOCKHOLDERS' EQUITY                                            3,215,911                3,378,386
                                                           ----------------------    ---------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 (-EURO-)   3,628,614      (-EURO-)  3,537,268
                                                           ======================    =====================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         DTA HOLDING AKTIENGESELLSCHAFT
                            STATEMENTS OF OPERATIONS

                                              JANUARY 1, 2002 TO        JANUARY 1, 2001 TO        JANUARY 1, 2000 TO
                                               DECEMBER 31, 2002         DECEMBER 31, 2001         DECEMBER 31, 2000
                                             ---------------------     ---------------------     ---------------------
REVENUES:
    Sales                                    (-EURO-)          -       (-EURO-)    488,034       (-EURO-)  1,197,105
    Gain on sale of an affiliated company                      -                         -                   229,181
    Gain on sale of equipment                                  -                 1,469,500                     7,424
    Other income                                          14,866                   495,201                    77,725
                                             ---------------------     ---------------------     ---------------------

TOTAL REVENUES                                            14,866                 2,452,735                 1,511,435
                                             ---------------------     ---------------------     ---------------------

OPERATING EXPENSES:
    General and administrative                           282,561                 1,350,415                 1,210,618
    Advertising and marketing expense                          -                         -                       174
    Depreciation expense                                       -                   122,221                   323,513
                                             ---------------------     ---------------------     ---------------------

TOTAL OPERATING EXPENSES                                 282,561                 1,472,636                 1,534,305
                                             ---------------------     ---------------------     ---------------------
LOSS BEFORE INTEREST AND INCOME TAX                     (267,695)                  980,099                   (22,871)
                                             ---------------------     ---------------------     ---------------------
Interest income                                          105,391                    60,015                    16,353
Interest expense                                            (171)                   (7,671)                  (94,859)
                                             ---------------------     ---------------------     ---------------------

LOSS BEFORE INCOME TAX                                  (162,475)                1,032,444                  (101,377)
INCOME TAX                                                     -                         -                         -

NET INCOME (LOSS)                            (-EURO-)   (162,475)      (-EURO-)  1,032,444       (-EURO-)   (101,377)
                                             =====================     =====================     =====================

NET INCOME (LOSS) PER ORDINARY SHARE         (-EURO-)      (0.22)      (-EURO-)       1.38       (-EURO-)      (0.14)
                                             =====================     =====================     =====================

NUMBER OF ORDINARY SHARES                                750,000                   750,000                   750,000
                                             =====================     =====================     =====================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         DTA HOLDING AKTIENGESELLSCHAFT
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                             CAPITAL STOCK
                               ------------------------------------                              RETAINED               TOTAL
                                  NUMBER OF                           ADDITIONAL PAID-IN         EARNINGS            STOCKHOLDERS
                               ORDINARY SHARES          AMOUNT             CAPITAL               (DEFICIT)              EQUITY
                               ---------------   -----------------   -------------------   -------------------   ------------------

BALANCE - DECEMBER 31, 1999           750,000    (-EURO-)1,917,345   (-EURO-)  2,225,497   (-EURO-)(1,695,523)   (-EURO-)2,447,319
                               ===============   =================   ===================   ===================   ==================

Net loss                                    -    (-EURO-)        -   (-EURO-)          -   (-EURO-)  (101,377)   (-EURO-) (101,377)
                               ---------------   -----------------   -------------------   -------------------   ------------------

BALANCE - DECEMBER 31, 2000           750,000    (-EURO-)1,917,345   (-EURO-)  2,225,497   (-EURO-)(1,796,900)   (-EURO-)2,345,942
                               ===============   =================   ===================   ===================   ==================

Net profit                                  -    (-EURO-)        -   (-EURO-)          -   (-EURO-) 1,032,444    (-EURO-)1,032,444
                               ---------------   -----------------   -------------------   -------------------   ------------------

BALANCE - DECEMBER 31, 2001           750,000    (-EURO-)1,917,345   (-EURO-)  2,225,497   (-EURO-)  (764,456)   (-EURO-)3,378,386
                               ===============   =================   ===================   ===================   ==================

Net loss                                    -    (-EURO-)        -   (-EURO-)          -   (-EURO-)  (162,475)   (-EURO-) (162,475)
                               ---------------   -----------------   -------------------   -------------------   ------------------

BALANCE - DECEMBER 31, 2002           750,000    (-EURO-)1,917,345   (-EURO-)  2,225,497   (-EURO-)  (926,931)   (-EURO-)3,215,911
                               ===============   =================   ===================   ===================   ==================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         DTA HOLDING AKTIENGESELLSCHAFT
                            STATEMENTS OF CASH FLOWS

                                                             JANUARY 1, 2002 TO     JANUARY 1, 2001 TO       JANUARY 1, 2000 TO
                                                              DECEMBER 31, 2002      DECEMBER 31, 2001        DECEMBER 31, 2000
                                                            --------------------   ---------------------    ---------------------
OPERATING ACTIVITIES:
Net income (loss)                                           (-EURO-)  (162,475)    (-EURO-)  1,032,444      (-EURO-)   (101,377)
                                                            --------------------   ---------------------    ---------------------

Adjustment to reconcile net income (loss)
   to net cash provided by operating
   activities:
   Depreciation                                                              -                 122,221                  323,513

CHANGES IN ASSETS AND LIABILITIES:
   (Increase) decrease in:
      Accounts receivable                                                    -                  95,275                  (85,135)
      Prepaid expenses                                                       -                  10,526                  104,175
      Tax refund receivable                                             53,698                  10,507                   12,115
      Other current assets                                             102,623                (126,723)                  66,072
      Receivables from affiliated companies                          2,491,578              (1,869,559)              (1,331,888)

   Increase (decrease) in:
      Accounts payable                                                 (11,325)               (174,954)                 (12,757)
      Accrued expenses                                                       -                 (20,189)                  20,189
      Payable to affiliated companies                                   10,000                (114,236)                 114,236
      Other current liabilities                                        255,988                (239,503)                 135,597
                                                            --------------------   ---------------------    ---------------------

Total adjustments                                                    2,902,562              (2,306,635)                (653,883)
                                                            --------------------   ---------------------    ---------------------

NET CASH-- OPERATING ACTIVITIES - FORWARD                            2,740,087              (1,274,192)                (755,260)
                                                            --------------------   ---------------------    ---------------------

INVESTING ACTIVITIES:
   Purchase of property, equipment and intangible assets            (2,742,470)                (10,455)                (480,697)
   Sale and disposal of equipment and intangible assets                      -               2,332,484                  129,116
   Cable network in progress                                                 -                       -                   91,649
   Sale of an affiliated company                                             -                       -                  818,967
                                                            --------------------   ---------------------    ---------------------

NET CASH-- INVESTING ACTIVITIES-- FORWARD                           (2,742,470)              2,322,029                  559,035
                                                            --------------------   ---------------------    ---------------------

FINANCING ACTIVITIES:
   Bank overdraft                                                         (842)                    842                  (38,633)
   Loans                                                                     -              (1,022,584)                       -
                                                            --------------------   ---------------------    ---------------------
NET CASH-- FINANCING ACTIVITIES-- FORWARDED                               (842)             (1,021,742)                 (38,633)

NET CASH-- OPERATING ACTIVITIES-- FORWARDED                          2,740,087              (1,274,192)                (755,260)
NET CASH-- INVESTING ACTIVITIES-- FORWARDED                         (2,742,470)              2,322,029                  559,035
NET CASH-- FINANCING ACTIVITIES-- FORWARDED                               (842)             (1,021,742)                 (38,633)
                                                            --------------------   ---------------------    ---------------------

NET INCREASE (DECREASE) IN CASH                                         (3,225)                 26,095                 (234,858)

CASH-- BEGINNING OF PERIODS                                             59,543                  33,448                  268,306
                                                            --------------------   ---------------------    ---------------------

CASH-- END OF PERIODS                                       (-EURO-)    56,318     (-EURO-)     59,543      (-EURO-)     33,448
                                                            ====================   =====================    =====================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for the periods:
      Interest                                              (-EURO-)       171     (-EURO-)      7,621      (-EURO-)     94,859
      Income taxes                                                           -                       -                        -


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

DTA HOLDING AG
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(1)  ORGANIZATION AND NATURE OF OPERATIONS

The company, Digitale Telekabel AG started operations on July 8, 1996.

The Company was founded under the laws of the Federal republic of Germany as a stock corporation, an Aktiengesellschaft (an "AG"), on October 17, 1996. Under applicable German law, the corporation, upon formal approval succeeded to all rights and obligations arising during the pre-incorporation period. The Company is located in Hannover, Germany. The Company used to be a development stage company until 1998.

The Company was engaged in the provision of cable services to multifamily dwelling units in Germany through agreements with developers of new residential units and operators of existing apartments or condominiums. The Company offered developers and operators a means of providing cable services to unit occupants through a "turn key operation," including, where necessary, the design, construction and testing of a system capable of the receipt of a signal either from a satellite or transmission through the Deutsche Telekom AG cable.

On 26th of April 2001 the annual shareholders" meeting decided unanimously to sell all of its assets to Tele Columbus GmbH and its subsidiaries for the price of DM 7,479,000. The sale was completed end of April 2001. Following this sale the Company has no income from cable service contracts from May 1, 2001.

On 24th of September 2002 the annual shareholders' meeting decided unanimously to change the name to "DTA Holding AG" and change the quality of shares from "Nennbetragsaktien"(ordinary shares with nominal value) to "Stuckaktien" (ordinary shares without nominal value). In the same meeting the management board got the option to enlarge the capital issued with an amount of (-EURO-) 958,672.

In October 2002, the Company acquired 17.23 acres of land located in the city of Federal Way, in King County, Washington, U.S.A. for a purchase price of approximately U.S.$2.65 million ((-EURO-)2.74 million), comprised of a cash payment of the approximately U.S.$2.23 million and the assumption of U.S.$0.42 million in liabilities. The Company is in the process of identifying and evaluating opportunities for the acquisition of interests in assets or businesses


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION - The Company's functional currency is the (-EURO-) ("Euro").

VALUE ADDED TAX REFUND RECEIVABLE - A VAT refund receivable is recorded as a current asset when more VAT has been paid for purchases than it was received on revenues. A refund is due the Company from the tax authorities, for this difference.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION - Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for financial reporting purposes. The useful lives are as follows :

Property                                                  50 Years
Machinery and equipment                              4 -  10 Years
Software                                                   3 Years

Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. The costs of software used in business operations are capitalized and amortized over their expected useful lives. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized.

IMPAIRMENT - The property of the Company is reviewed on an annual basis as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". Management considers assets to be impaired if the carrying value exceeds the future projected undiscounted net cash flows from related operations. If impairment is deemed to exist, the assets will be depreciated to fair value or projected discounted net

DTA HOLDING AG
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2002, management expects these assets to be fully recoverable , based on a recent external appraisal report..

NET PROFIT (LOSS) PER ORDINARY SHARE - Net profit (loss)per ordinary share is based on the 750,000 ordinary shares issued for the year ended December 31, 2002, 2001 and 2000, respectively. Shares issued within a one year period prior to a public offering (See Note 4) are treated as outstanding for all reported periods.

REVENUE RECOGNITION - Upon completion of an installation, the Company recognized revenues as capable service was rendered, through the life of the contracts. The Company estimated the time between the signing of an individual contract and the first cash receipt from that contract to be twelve to fifteen months.

CASH AND CASH EQUIVALENTS - The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2002. The Company holds cash accounts at several German banking institutions. All German banks have created a guaranteed fund for deposit accounts. This fund significantly reduced cash credit risk.

ACCOUNTS RECEIVABLES - The accounts receivables are presented net of a valuation allowance. As of December 31, 2002 and 2001, there was no valuation allowance.


(3)  DESCRIPTION OF SECURITIES

The capital stock of the Company (also referred to as the share capital) consists of ordinary shares. All of the issued ordinary share capital of the Company is in bearer form and is freely transferable. Generally, the share capital of the Company may be increased in consideration of contributions in cash or in property by a resolution passed at a general meeting of the stockholders of the Company, and/or by a majority of the votes cast, as long as such votes represent 75% or more of the capital represented in connection with the vote taken on such resolution.

Each ordinary share entitles the holder thereof to one vote at general meetings of the stockholders of the Company. Holders of the ordinary shares do not have cumulative voting rights. Resolutions are passed at the general meeting of the stockholders of the Company by a majority of the votes cast, unless a higher vote is required by law. The German Stock Corporation Law and the Articles of Association require that the following significant resolutions be passed by a majority of the votes cast and at least 75% of the capital represented in connection with the vote taken on such resolution: (i) certain capital increases, (ii) capital decreases, (iii) a dissolution of the Company, (iv) a merger of the Company into or a consolidation of the Company with another stock corporation , (v) a transfer of all of the Company's assets, (vi) a change of the Company's corporate form and (vii) the elimination of preemptive rights.

Under the German Stock Corporation Law, an existing stockholder in a stock corporation has a preferential right to subscribe for issues by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such stockholder in existing capital of such corporation.

Holders of ordinary shares are entitled to receive dividends. The declaration, payment and amount of dividends on the ordinary shares are subject to the approval of the Supervisory Board and Board of Management of the Company.

Dividends are declared at an annual general meeting of stockholders, which must be held within eight months from the end of a fiscal year, and are paid once a year. The Company has not paid or declared any dividends since inception.

Under German law, a minimum reserve of 10% of the par value of the ordinary shares must be maintained in a reserve and may not be paid out in the form of a dividend. As of December 31, 2002, there was no reserve. However, German law permits dividends from current or prior earnings only if the aggregate of retained earnings and additional paid in capital is positive.


(4)  CAPITAL TRANSACTIONS

On July 8, 1996, the Company authorized the issuance of 400,000 shares of capital stock at a par value of (-EURO-) 2,56 (DM 5) per ordinary share.

In September 1996, (-EURO-)255,646 (DM 500,000) was paid toward the purchase of the 400,000 issued shares of capital stock. The remaining amount owing on those shares was paid by December 9, 1996.

DTA HOLDING AG
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


On November 6, 1996, the Company authorized the issuance of 350,000 additional shares of capital stock. On that same date, the Board of Management of the Company was authorized to increases capital stock by an additional 50,000 shares in the future. In December 1996, approximately (-EURO-) 223,690 (DM 437,500) was paid into the capital of the Company towards the purchase of the additional 350,000 shares.

In January 1997, the Company completed an initial public offering ("IPO" or the "Offering") of 334,960 ordinary shares at a price of approximately (-EURO-)10,90 (DM 21,32) per share from which it received gross proceeds of approximately (-EURO-) 3,081,809 (DM 6,027,494).


(5)  COMMITMENTS

OPERATING LEASE - The Company leased office space located in Frankfurt, Germany, pursuant to the terms of a ten year lease. In April 2001 it was decided to move the Company's headquarter to Hannover. The office location in Frankfurt has been subrented by rental agreements expiring June 2002. The lease of the office location in Frankfurt ended in 2002.


(6)  RELATED PARTY TRANSACTIONS

At end of 2001, the Company became part of the cash treasury management of the MFC Bancorp Ltd. group. The interest in this system is 3.5 % per annum.

In October 2002, the Company acquired from an affiliated company 17.23 acres of land located in the city of Federal Way, in King County, Washington for a purchase price of approximately U.S.$2.65 million ((-EURO-)2.74 million). The Company is in the process of identifying and evaluating opportunities for the acquisition of interests in assets or businesses


(7)  INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                             DECEMBER 31,          DECEMBER 30,       DECEMBER 31,
                                                2002                  2001               2000

Federal Currently Payable        Euro            --                    --
Local Currently Payable          Euro            --                    --                --
                                         -------------------   -----------------   ---------------
     TOTALS                                      --                    --                --
                                         ===================   =================   ===============

The Company adopted Statement of Financial Accounting Standards ("SFAS") Nor. 109, "Accounting for Income Taxes", effective July 8 1996. SFAS No. 109 requires the establishment of deferred tax assets for all deductible temporary differences and operating loss carryforwards and deferred tax liabilities for all taxable differences.

The Company had no taxable temporary differences which would have resulted in material deferred tax liabilities at December 31, 2002 and 2001. Deductible temporary differences consists primarily of operating loss carryforwards. The Company has net operating loss carryforwards for tax purposes of approximately (-EURO-) 1,483,522 as of December 31, 2002, which have no expiration date under German tax law. The deferred tax asset attributable to operating loss carryforwards amounted to approximately (-EURO-)528,418 at December 31, 2002. Because of the Company's losses in recent periods, however and due to the fact, that more than 90 % of the shares were sold, a valuation allowance has been set up to fully provide for the deferred tax asset established for utilization of the Company's tax loss carryforwards


(8)  NEW PRONOUNCEMENTS

In April 2002, the FASB approved SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS No. 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under FASB No. 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

DTA HOLDING AG
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A company's commitment to an exit plan, by itself, does not create a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" ("SFAS 147"), which is effective on or after October 1, 2002. SFAS 147 is an amendment of SFAS 72 and 144 and FASB Interpretation No. 9. SFAS 147 provides guidance on the application of the purchase method to acquisitions of financial institutions. In addition it includes in its scope long-term customer-relationship intangible assets of financial institutions, which will be subject to the undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions as pronounced in SFAS 144.

In December 2002, the FASB issued SFAS No. 148, "Accounting for stock based Compensation" ("SFAS 148"). SFAS 148 is an amendment of SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Furthermore SFAS 148 requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In April 2003, the FASB issued SFAS No. 149, "Amendment of FASB Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 provides additional guidance on financial accounting of financial instruments and on hedge accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 with some exceptions and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, " Accounting for Certain Financial Instruments with characteristics of both liabilities and equity". SFAS 150 establishes standards for the classification of financial statements either as liability or as equity. SFAS No. 150 will be effective for financial instruments entered into or modified after May 31, 2003 or the first interim period after June 15, 2003.

The Company does not expect above mentioned statements to have a material impact on its financial statements.


(9)  DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

The U.S. GAAP applied in the preparation of the consolidated financial statements differ in some respects from those generally accepted German accounting principles (German GAAP).

Under German GAAP the expenses relating to the IPO of (-EURO-) 556.591 (DM 1.088.598) are part of the German statement of operations.

In 2002 the Company used an amount of (-EURO-) 1.483.522 of the additional paid in capital to settle this amount with the accumulated deficit. The additional paid capital according to the German GAAP amount to (-EURO-) 1,298,566. at year end.

For the same reason the additional paid in capital according to the German GAAP amounts to 2.782.089 (DM 5,441,293) in 2001, 2002, 2000 and 1999.

ITEM 19.      EXHIBITS

EXHIBIT NO.        DESCRIPTION OF EXHIBIT

   2.1 Deposit Agreement between Digitale Telekabel AG and The Bank of New York dated as of December 30, 1996. Incorporated by reference to the the Registration Statement on Form F-6 dated September 27, 1999, as amended, filed with the SEC.

   10.1 Asset Purchase Agreement between Digitale Telekabel AG and Logan Federal Way Inc. dated for reference
                   August 26, 2002.

   10.2            Independent Auditors' Consent of Mazars Paardekooper
                   Hoffman.

   99.1            Certification of Periodic Report.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     Dated this 15th day of July, 2003.

                                              DTA HOLDING AKTIENGESELLSCHAFT

                                              By:    /s/ Michael J. Smith
                                                 ------------------------------
                                                 Michael J. Smith
                                                 Member of Management Board

                                  CERTIFICATION

     I, Michael J. Smith, Principal Executive Officer and Principal Financial Officer of DTA Holding Aktiengesellschaft, certify that:

1. I have reviewed this annual report on Form 20-F of DTA Holding Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

July 15, 2003

/s/ Michael J. Smith
-------------------------------------
Michael J. Smith
Principal Executive Officer and
Principal Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION OF EXHIBIT

   2.1 Deposit Agreement between Digitale Telekabel AG and The Bank of New York dated as of December 30, 1996. Incorporated by reference to the the Registration Statement on Form F-6 dated September 27, 1999, as amended, filed with the SEC.

   10.1 Asset Purchase Agreement between Digitale Telekabel AG and Logan Federal Way Inc. dated for reference
                    August 26, 2002.

   10.2             Independent Auditors' Consent of Mazars Paardekooper
                    Hoffman.

   99.1             Certification of Periodic Report.